UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89600B102

(CUSIP Number)

October 23, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]     Rule 13d-1(b)

[X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC     Page 1 of 14

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 14,751,350
7. Sole Dispositive Power 0
8. Shared Dispositive Power 14,751,350

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     14,751,350

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     21.9%

12.     Type of Reporting Person (See Instructions)     OO, IA

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 14,751,350
7. Sole Dispositive Power 0
8. Shared Dispositive Power 14,751,350

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     14,751,350

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     21.9%

12.     Type of Reporting Person (See Instructions)     CO, HC

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 84,600
6. Shared Voting Power 14,751,350
7. Sole Dispositive Power 84,600
8. Shared Dispositive Power 14,751,350

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     14,835,950

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     22.0%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Anthony Joonkyoo Yun, MD

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 14,751,350
7. Sole Dispositive Power 0
8. Shared Dispositive Power 14,751,350

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     14,751,350

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     21.9%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,725,548
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,725,548

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     4,725,548

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     7.0%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Global Energy Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,995,446
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,995,446

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     4,995,446

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     7.4%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 89600B102

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Global Energy Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,815,610
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,815,610

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     4,815,610

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     7.1%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 89600B102

Item 1.

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,757,275
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,757,275

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     4,757,275

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     7.1%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 89600B102

Item 1.

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,100,771
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,100,771

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     4,100,771

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.     Percent of Class Represented by Amount in Row (9)     6.1%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 89600B102

(a)     Name of Issuer

Triangle Petroleum Corporation

(b)     Address of Issuer's Principal Executive Offices

Suite 1250, 521-3rd Avenue SW, Calgary, Alberta, Canada T2P 3T3

Item 2.

(a)     The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI"), Palo Alto Investors, William Leland Edwards, Anthony Joonkyoo Yun, MD, Micro Cap Partners, L.P. ("Micro Cap"), Palo Alto Global Energy Master Fund, L.P. ("Global Energy Master"), Palo Alto Global Energy Fund, L.P. ("Global Energy"), Palo Alto Small Cap Master Fund, L.P. ("Small Cap Master"), Palo Alto Small Cap Fund, L.P. ("Small Cap")

(collectively, the "Filers").

(b)     The principal business office of the Filers except for Global Energy Master and Small Cap Master is located at:

470 University Avenue, Palo Alto, CA 94301

     The address of Global Energy Master and Small Cap Master is:

c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM11, Bermuda

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of ordinary shares of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 89600B102

CUSIP No. 89600B102

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ x ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ x ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Palo Alto Investors and Mr. Edwards).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser and general partner of Micro Cap, Global Energy Master, Global Energy, Small Cap Master and Small Cap, and is the investment adviser to other investment funds. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client other than the clients named in the previous sentence separately holds more than five percent of the outstanding Stock. Global Energy holds shares of the Stock indirectly as a limited partner of Global Energy Master and Small Cap holds shares of the Stock indirectly as a limited partner of Small Cap Master.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Palo Alto Investors is the manager of PAI. Mr. Edwards is the controlling shareholder of Palo Alto Investors. Dr. Yun is the President of PAI, LLC and Palo Alto Investors. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of Mr. Edwards, Dr. Yun, PAI and Palo Alto Investors disclaims beneficial ownership of the Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Micro Cap, Global Energy Master, Global Energy, Small Cap Master and Small Cap should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification.

Certification of Palo Alto Investors, PAI, Mr. Edwards and Dr. Yun:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Micro Cap, Global Energy Master, Global Energy, Small Cap Master and Small Cap:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, previously filed.

CUSIP No. 89600B102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 182008

PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer
William L. Edwards Anthony Joonkyoo Yun, MD	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer
PALO ALTO GLOBAL ENERGY MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer	PALO ALTO GLOBAL ENERGY FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND , L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: Mark Shamia, Chief Operating Officer

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